Nasdaq Regulation

Nasdaq

Lisa Roberts
Vice President
Listing Qualifications

<u>*By Electronic Mail*</u>

June 10, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on June 10, 2021 The Nasdaq Stock Market LLC (the "Exchange") received from Jaws Hurricane Acquisition Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one share of Class A common stock, $0.0001 par value, and
one-fourth of one redeemable warrant
Shares of Class A common stock included as part of the units
Redeemable warrants included as part of the units, each whole warrant exercisable for one share of
Class A common stock at an exercise price of $11.50

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Lisa Roberts